June 13, 2024

Via EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549-3720

Attn:	Mary Mast
Ibolya Ignat

Re:	Recursion Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2023
Filed February 29, 2024
File No. 001-40323

Ladies and Gentlemen:
Recursion Pharmaceuticals, Inc. (“Recursion,” “we”, “our” or the “Company”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter (the “Comment Letter”) dated May 30, 2024, relating to the Company’s Form 10-K for the fiscal year ended December 31, 2023 (File No. 001-40323) originally filed with the Commission on February 29, 2024 (the “Form 10-K”).
In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Form 10-K.

Form 10-K for Fiscal Year Ended December 31, 2023
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Partnerships, page 154
1.You state throughout the filing that you entered into a collaboration agreement with
Enamine in December 2023 to generate and design enriched compound libraries for the global drug discovery industry.  Please tell us the terms of the agreement, the accounting treatment thereof, and why additional disclosure is not required in the filing, including the financial statements.

The Company respectfully advises the Staff that under the terms of the collaboration agreement we entered into with Enamine in December 2023, we agreed that for a period of two years, subject to termination by either party upon 60 days advance notice, Recursion will receive access to certain information regarding Enamine’s library of chemical compounds in exchange for designing and building screening libraries for Enamine. Under the agreement, Enamine will have the right to sell such libraries to third parties and Recursion will receive a copy of any physical libraries sold and may purchase any virtual libraries sold at a price equal to Enamine’s costs to create the virtual library. Recursion may also receive, at no cost (other than shipping), synthesis of certain compounds by Enamine. The agreement also establishes governance procedures for the collaboration and rights to certain intellectual property related to the agreement. The Enamine agreement is an ASC 606 contract pursuant to which revenue, although immaterial, is expected to be recognized at a point in time, which is expected to occur in 2024. Since the Company deems the Enamine agreement to be ordinary course, the revenue expected to be recorded under it is immaterial ($3.1 million), the agreement does not otherwise contain obligations that are material to and enforceable by or against the Company, and the agreement does not represent a significant accounting transaction, additional disclosure is not required in the Form 10-K, including the financial statements. Recursion discusses the Enamine agreement within its filing due to the scientific achievements the Company wishes to highlight.

Research and Development, page 157
2.Please confirm to us that the $22.0 million upfront payment for the Tempus agreement, which as disclosed on page 149 was paid with the issuance of 3.2 million shares, was recorded in research and development expense. Confirm to us that you will disclose your accounting policy applicable to such upfront payments in future filings or direct us to existing disclosure. Also, please clarify to us, and in future filings, what line item the payments made in connection with the Tempus agreement are included in the table on page 157 and why.
The Company respectfully advises the Staff that it has disclosed in Note 3, “Supplemental Financial Information” to the Consolidated Financial Statements that the Company is expensing the purchases under the Tempus agreement as “Research and Development” expenses in the Consolidated Statements of Operations as the records are purchased, which under the agreement occurs when the records are downloaded. The upfront payment of $22.0 million is part of such purchases and was recorded within “Other current assets” on the Consolidated Balance Sheet. The Company then expenses the purchase of the records when downloaded based on a contractually agreed price as “Research and Development” expense in the Consolidated Statements of Operations. The Company considered ASC 730-20-25-13 when reaching its accounting conclusion.
As of December 31, 2023, Recursion had $16.0 million remaining of such upfront payment within “Other current assets” on the Consolidated Balance Sheet related to the Tempus agreement and $6.0 million of such upfront payment had been expensed and included in the “Platform” line within the “Research and development expenses” table on page 157. We included these expenses in the “Platform” line because the records were primarily used for screening of product candidates through hit identification. The Company has processes in place to monitor the categorization of expenses within our research and development table and will revise its disclosure in future filings as appropriate.
Consolidated Financial Statements
Consolidated Statements of Convertible Preferred Stock and Stockholders Equity, page 171
3.In future filings, please correct the label Comprehensive Loss to reflect that Net Loss and not Comprehensive Loss is added to Accumulated Deficit in all periods presented, or tell us why your current presentation is adequate.
In future filings, the Company will revise its disclosures to correct the label to reflect that Net Loss and not Comprehensive Loss is added to Accumulated Deficit in all periods presented. For years with Other Comprehensive Income or Loss the disclosure will have separate lines of Comprehensive Income or Loss and Net Loss. For years with no Other Comprehensive Income or Loss the label will show Net Loss.
Note 8. Common Stock
NVIDIA Private Placement, page 185
4.You disclose on page 69 that in July 2023 you entered into a collaboration agreement with NVIDIA to accelerate the development of your groundbreaking AI foundation models for biology and chemistry using your supercomputer, BioHive-1, and priority access on NVIDIA DGX™ Cloud.  Please tell us the following:
●the terms of the collaboration agreement, the accounting treatment thereof, and why disclosure is not required in the filing, including the financial statements, and
●why none of the proceeds from the NVIDIA private placement are required to be allocated to the concurrent collaboration agreement under ASC 606-10-25-9.

The Company respectfully advises the Staff that under the terms of the collaboration agreement we entered into with NVIDIA in July 2023, we agreed that for a period of three years, we would refrain from entering into certain agreements that would prohibit us from utilizing certain NVIDIA products or services and to consider in good faith proposals from NVIDIA for purchases of a material volume of cloud computing infrastructure hardware or IAAS in exchange for establishing a framework for potential technical and co-marketing collaboration areas, subject to further mutual agreement of the parties regarding the details of any future collaboration, and establishes rights to certain intellectual property developed in the performance of the agreement. Neither party has material obligations and there are no contractual payment obligations to or from either party under the NVIDIA collaboration agreement. As there are no accounting transactions under the NVIDIA collaboration agreement, we were not required to allocate any proceeds from the NVIDIA private placement to it. The shares sold to NVIDIA in the private placement were sold at fair value to NVIDIA based on terms the parties negotiated that were substantially similar to terms the Company has negotiated with financial investors in similar transactions and allocated entirely to the private placement. Since the Company deems the NVIDIA collaboration agreement to be ordinary course, does not have material obligations with respect to either party or any payment obligations under it and no related accounting disclosures at this time, additional disclosure is not required in the Form 10-K, including the financial statements.

Item 9A. Controls and Procedures
Management's Annual Report on Internal Control over Financial Reporting, page 196
5.In future filings on Form 10-K, please specifically state whether your internal controls over financial reporting are effective at the end of the reporting period.
The Company respectfully advises the Staff that in future filings the Company will specifically state in Item 9A. Controls and Procedures, “Management’s Annual Report on Internal Control Over Financial Reporting” whether its internal controls over financial reporting are effective at the end of the reporting period.

If you have any questions or comments, please contact me.

Sincerely,

/s/ Michael Secora
Michael Secora
Chief Financial Officer

cc:    Christopher Gibson, Recursion Pharmaceuticals, Inc.
Nathan Hatfield, Recursion Pharmaceuticals, Inc.
Patrick Schultheis, Wilson Sonsini Goodrich & Rosati, P.C.
Nathan Robinson, Wilson Sonsini Goodrich & Rosati, P.C.
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